Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
June 25, 2010

3.	News Release
June 25, 2010 - Vancouver, Canada and Whitehouse Station, New Jersey, USA

4.	Summary of Material Change

Merck (known as MSD outside the United States and Canada) and Cardiome Pharma Corp. today announced that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) has recommended marketing approval for BRINAVESS™ (vernakalant), an investigational intravenous (IV) formulation for the conversion of recent onset atrial fibrillation (AF) to sinus rhythm in adults.

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
Name: Title: Phone No.:	Curtis Sikorsky Chief Financial Officer 604-677-6905

9.	Date of Report
June 25, 2010

Per:	“Curtis Sikorsky”
Curtis Sikorsky,
Chief Financial Officer

News Release

Media Contacts:	Lee Davies (908) 423-4236	Investor Contacts:	Joe Romanelli Merck
(908) 423-5088

	Skip Irvine (267) 305-5397		Cardiome Pharma (604) 676-6993

Investigational BRINAVESS™ (vernakalant) for Infusion Recommended for Approval by the CHMP
in the European Union (EU) for the Rapid Conversion of Recent Onset Atrial Fibrillation

WHITEHOUSE STATION, N.J. U.S.A. and VANCOUVER, CANADA, June 25, 2010 -- Merck (known as MSD outside the United States and Canada) (NYSE:MRK) and Cardiome Pharma Corp. (NASDAQ: CRME/ TSX: COM) today announced that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) has recommended marketing approval for BRINAVESS™ (vernakalant), an investigational intravenous (IV) formulation for the conversion of recent onset atrial fibrillation (AF) to sinus rhythm in adults.

    The CHMP issued the positive opinion following a review of data supporting the efficacy, safety and tolerability profile of vernakalant.  The proposed indication for vernakalant is for the rapid conversion of recent onset of atrial fibrillation to sinus rhythm in adults: for non-surgery patients with atrial fibrillation of seven days or less and for post-cardiac surgery patients with atrial fibrillation of three days or less.

    Granting of marketing authorization by the European Commission is expected later this year and will apply to the 27 countries that are members of the EU plus Norway and Iceland.  If approved by the European Commission, vernakalant would be the first product in a new class of pharmacologic agents for cardioversion of atrial fibrillation to launch in the EU.

    "Vernakalant has a unique mechanism of action.  If approved in the EU, it will become a new therapy for physicians and hospitals to use for the rapid treatment of recent onset atrial fibrillation," said Michael E. Mendelsohn, M.D. senior vice president and Head of Cardiovascular Research, Merck Research Laboratories. "Merck is deeply committed to cardiovascular research and we look forward to the European Commission's decision on vernakalant."

BRINAVESS™ (vernakalant) is a trademark of Merck Sharp & Dohme Corp., a subsidiary of Merck & Co., Inc.

    “Cardiome welcomes the positive CHMP recommendation,” stated Doug Janzen, president and chief executive officer of Cardiome.  “Approval of vernakalant will be a significant event for Cardiome and our shareholders and we look forward to authorization by the European Commission.”

About vernakalant
    The efficacy of vernakalant was evaluated at 90 minutes in a total of390 haemodynamically stable adult patients with short duration atrial fibrillation (3 hours to 7 days).  In these studies, treatment with vernakalant effectively converted atrial fibrillation to sinus rhythm as compared with placebo.  In one study, ACT I, vernakalant cardioverted 51 percent of patients versus four percent of patients taking placebo (p value <0.0001).  In another study, ACT III, vernakalant cardioverted 51.2 percent of patients versus 3.6 percent of patients taking placebo (p value <0.0001).  Conversion of atrial fibrillation to sinus rhythm occurred rapidly (in responders the median time to conversion was 10 minutes from start of first infusion).  In the AVRO study, vernakalant was studied in 116 pts with atrial fibrillation (3 hrs to 48 hrs) versus 116 patients on amiodarone.  The amiodarone infusion was given over two hours (i.e., one hour loading dose of 5 mg/kg, followed by one hour maintenance infusion of 50 mg) with the objective to compare rapid conversion to sinus rhythm.  The primary endpoint was the proportion of patients that achieved sinus rhythm (SR) within the first 90 minutes after initiating therapy.  In this study, treatment with vernakalant, converted 51.7 percent of patients to SR at 90 minutes versus 5.2 percent with amiodarone resulting in a significantly faster conversion rate from AF to SR within the first 90 minutes compared to amiodarone (log-rank P-value <0.0001).
    CHMP recommended that vernakalant be contraindicated in patients with hypersensitivity to the active substance or to any of the excipients; patients with severe aortic stenosis, patients with systolic blood pressure <100 mm Hg, and patients with congestive heart failure (CHF) NYHA III and NYHA IV; patients with prolonged QT at baseline (uncorrected > 440 msec); severe bradycardia (without pacemaker); sinus node dysfunction (without pacemaker); and second and third degree heart block; patients that have had IV rhythm control anti-arrhythmics (class I and class III) within four hours prior to vernakalant administration; and patients with acute coronary syndrome (including myocardial infarction) within the last 30 days.
The safety of vernakalant has been evaluated in clinical studies involving 883 subjects (patients and healthy volunteers).  Based on data from 773 patients in six phase 2 and phase 3 trials, the most commonly reported adverse reactions (greater than five percent) seen in the first  24 hours after receiving vernakalant were dysgeusia (taste disturbance) (20.1 percent), sneezing (14.6 percent) and paraesthesia (9.7 percent).

Hypotension occurred in a small number of patients (vernakalant 7.6 percent versus  placebo 5.1 percent).  Hypotension typically occurred early, either during the infusion or early after the end of the infusion, and was usually corrected by standard supportive measures.
Patients with a history of CHF showed a higher incidence of ventricular arrhythmia in the first two hours post dose (7.3 percent for vernakalant compared to 1.6 percent in placebo). These arrhythmias typically presented as asymptomatic, monomorphic, non-sustained (average 3-4 beats) ventricular tachycardias. By contrast, ventricular arrhythmias were reported with similar frequencies in patients without a history of CHF who were treated with either vernakalant or placebo (3.2 percent for vernakalant versus 3.6 percent for placebo).
     In April 2009, Cardiome and Merck announced a collaboration and license agreement for the development and commercialization of vernakalant, an investigational candidate for the treatment of atrial fibrillation.  The agreement provides Merck, Sharp and Dohme Corp (formerly known as Merck & Co., Inc) with exclusive global rights to vernakalant oral formulation for the maintenance of normal heart rhythm in patients with atrial fibrillation, and provides another Merck affiliate, Merck Sharp & Dohme (Switzerland) GmbH, with exclusive rights outside of the United States, Canada and Mexico to vernakalant IV formulation for rapid conversion of recent onset  atrial fibrillation to sinus rhythm in adults.
About Merck
Today's Merck is a global healthcare leader.  Merck is known as MSD outside the United States and Canada.  Through our prescription medicines, vaccines, biologic therapies, and consumer care and animal health products, we work with customers and operate in more than 140 countries to deliver innovative health solutions.  We also demonstrate our commitment to increasing access to healthcare through far-reaching policies, programs and partnerships.  For more information, visit  www.merck.com .

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused drug development company dedicated to the advancement and commercialization of novel treatments for disorders of the heart and circulatory system.  Cardiome is traded on the NASDAQ National Market (CRME) and the Toronto Stock Exchange (COM).  For more information, please visit our web site at www.cardiome.com.

Merck Forward Looking Statement
This news release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Such statements may include, but are not limited to, statements about the benefits of the merger between Merck and Schering-Plough, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Merck’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the possibility that the expected synergies from the merger of Merck and Schering-Plough will not be realized, or will not be realized within the expected time period; the impact of pharmaceutical industry regulation and health care  legislation; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; Merck’s ability to accurately predict future market conditions; dependence on the effectiveness of Merck’s patents and other protections for innovative products; the risk of new and changing regulation and health policies in the U.S. and internationally and the exposure to litigation and/or regulatory actions.
Merck undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Merck’s 2009 Annual Report on Form 10-K and the company’s other filings with the Securities and Exchange Commission (SEC) available at the SEC’s Internet site (www.sec.gov ).

Cardiome Forward Looking Statement
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.  Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information.  Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing.  Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement.  All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

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